Exhibit 21

Subsidiaries of Simclar, Inc.
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Subsidiaries	Jurisdiction of Incorporation	Percentage Owned By Registrant
Simclar (Mexico), Inc.	Illinois	100%
Techdyne (Europe) Limited	Scotland	100%
Simclar Interconnect Technologies, Inc.	Delaware	100%
Simclar (North America), Inc.	North Carolina	100%
Simclar de Mexico, S.A. de C.V.	Mexico	100% owned by Simclar (Mexico) Inc.